CURRENC GROUP INC.

July 30, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C., 20549

Attn: Eddie Kim

Re:	Currenc Group Inc.
Registration Statement on Form F-1, as amended (File No. 333-284957) Request for Acceleration of Effectiveness

Dear Mr. Kim:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Currenc Group Inc. hereby requests an acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended as amended (File No. 333-284957) (the “Registration Statement”), so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on August 1, 2025, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the securities specified in the Registration Statement.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Kleinberg, Kaplan, Wolff & Cohen, P.C. by calling Alexander E. Shiekman at (212) 880-9890 and we request that such effectiveness also be confirmed in writing. The Company hereby authorizes Mr. Shiekman to orally modify or withdraw this request for acceleration.

Very truly yours,

Currenc Group Inc.

By:	/s/ Wan Lung Eng
Name:	Wan Lung Eng
Title:	Chief Financial Officer